UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Radius Recycling, Inc.

(Exact Name of Registrant as Specified in Charter)

OREGON	000-22496	93-0341923
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

222 SW Columbia Street, Suite 1150, Portland, OR	97201
(Address of Principal Executive Offices)	(Zip Code)

James Matthew Vaughn

Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

(503) 224-9900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Radius Recycling, Inc. (the “Company”) is one of the nation’s largest recyclers of ferrous and nonferrous scrap metal, a leading recycler of used and salvaged vehicles, and a manufacturer of finished steel products.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2024 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that the post-industrial and post-consumer scrap that it processes and sells may contain 3TG. The Company conducted a reasonable country of origin inquiry based on a review of its business operations to determine whether any of the 3TG contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or are from recycled or scrap sources.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that any 3TG that may be included in its products for the period covered by this report came from recycled or scrap sources, not from newly-mined sources, and therefore are considered “DRC conflict free”.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at www.radiusrecycling.com/company/about-radius-recycling/culture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Radius Recycling, Inc.

(Registrant)

By:	/s/ James Matthew Vaughn	May 1, 2025
Name:	James Matthew Vaughn
Title:	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary